

September 30, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of King Pubco, Inc. (to be renamed KORE Group Holdings, Inc.) under the Exchange Act of 1934:

- Common stock, par value $0.0001 per share

- Warrants, each whole warrant exercisable for one share of common stock at an exercise price of $11.50 per share

Sincerely,

An Intercontinental Exchange Company